RED PLANET RESORTS LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Manager of:

RED PLANET RESORTS LLC
321 ROXBURY ROAD
NEW BRITAIN, CT 06053

Ladies and Gentlemen:

The undersigned understands that Red Planet Resorts LLC, a Connecticut limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's (as defined below) website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). Wefunder Portal LLC (the "**Portal**") is a funding portal registered with the Securities and Exchange Commission (the "**SEC**"), and a member of the Financial Industry Regulatory Authority. The Company will pay the Portal a fee equal to 7.9% of the gross proceeds raised in the Offering. Investor should carefully review the Form C and the accompanying Offering Statement, which are available on the Company's investor website page for the Offering (the "**Deal Page**"). Capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed to them in the Company's Limited Liability Company Operating Agreement, dated as of August 13, 2026, as the same may be amended or restated from time to time (the "**Operating Agreement**").

Red Planet Resorts I, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "**Investor**") is interested in making an investment in the Company. In connection with the foregoing, the Investor has received the Form C pursuant to which the Company is offering up to 500 of its Class C Units (each a "**Unit**" and, collectively, the "**Units**") at a purchase price of $2,000 per Unit (the "**Price Per Unit**"). The minimum amount or target amount to be raised in the Offering is $50,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $1,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company may sell additional Units on a basis to be determined by the Manager. The Company is offering the Units to prospective investors through the Portal.

1. Subscription. Subject to the terms of this Subscription Agreement (this "**Agreement**") and the Form C and related Offering Statement, the Investor hereby subscribes to purchase the number of Units as indicated through the Portal's platform, at the Price Per Unit, which will equal the aggregate purchase price in the manner specified in the Form C and Offering Statement. Such subscription will be

deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. The Investor must not subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

2. Closing.

(a) Closing. Subject to this Section 2(b), the closing of the sale and purchase of the Units pursuant to this Agreement (each, a "**Closing**") will take place through the Portal on one or more closing dates (each, a "**Closing Date**"), which may occur prior to the Offering Deadline in accordance with Rule 304(b) of Regulation Crowdfunding and, in any event, no later than five Business Days after the Offering Deadline.

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the applicable Closing Date, the Company will have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Company contained in Section 6 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the applicable Closing in all respects with the same effect as though such representations and warranties had been made as of such Closing.

3. Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Representations. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company as of the date hereof:

(a) The Investor is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Units issued by the Company in one or more offerings made in compliance with 17 C.F.R. §§ 227.100 through 227.504 (Regulation Crowdfunding). The Investor will remain in compliance with 17 C.F.R. § 270.3a–9 for so long as the Investor holds the Units.

(b) Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Units; and Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(c) The Investor acknowledges and agrees to having reviewed the Deal Page, and that each investor in the Investor has been informed of its right to cancel its investment up to 48 hours prior to the Offering Deadline; however, once this Agreement is accepted by the Company there is no cancellation right. The Investor acknowledges that there may be promoters for this Offering, and in the

case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company. The Investor acknowledges that it has been informed of the compensation that the Portal and its affiliates receive in connection with the sale of securities in the Regulation Crowdfunding offering and the manner in which it is received.

(d) The Investor acknowledges and agrees to having reviewed the Operating Agreement, attached hereto as Exhibit A, and further acknowledges and agrees that the Operating Agreement may be amended or restated from time to time. The Investor acknowledges and agrees that, effective immediately upon the Company's acceptance of this subscription, the Investor will be deemed to have executed, adopted, and agreed to be bound by the terms and conditions of the Operating Agreement as the holder of record of the Units and as a Member thereunder, and will be admitted to the Company as the Class C Member of record. The Investor's execution of this Agreement will constitute the Investor's execution of the Operating Agreement, and the Investor will be deemed to have signed the Operating Agreement without any further action or signature required by the Investor. The Investor hereby authorizes the Company to attach a copy of this executed signature page to the Operating Agreement as evidence of the Investor's execution and delivery thereof;

(e) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(f) The Investor has confirmed, through the Portal, that no investor in the Investor has exceeded the investment limit set forth in Rule 100(a)(2) of Regulation Crowdfunding in the past 12-month period, including the amount set forth on the signature page hereto.

(g) Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(h) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Units. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Investor's authority or suitability to invest in the Units.

(i) The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(j) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties

contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the Investor.

(l) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(m) The Investor has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(n) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (ii) made any representation to the Investor regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the Investor.

(o) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The Investor has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(p) The Investor is acquiring the Units solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(q) The Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Units for an indefinite period of time.

(r) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(s) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Investor's jurisdiction.

(t) The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u) If the Investor is a corporate entity: (i) such entity is duly organized or incorporated, validly existing and in good standing under the laws of the state of its organization or incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter, bylaws or operating agreement, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the subscription amount.

(v) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this Agreement and the Units to be acquired hereunder by the Investor hereunder.

5. Voting. The Investor will seek instructions from the holders of its securities with regard to any required voting of the Units and will vote the Units only in accordance with such instructions.

6. HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or

legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with its own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The Company represents and warrants as follows:

(a) Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Connecticut and has all requisite limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Units to the Investor pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Company's Articles of Organization and the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Organization and the Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company

(e) Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's Manager and member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(f) Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has no current arrangements in its business plan to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provided to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the State of Connecticut.

8. Indemnification. The Investor agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Investor (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable.

11. Legend. The certificates, book entry or other form of notation representing the Units sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12. Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the Investor's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the Investor or the Company from time to time designate in writing.

13. Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Connecticut without regard to the principles of conflicts of laws.

14. Submission to Jurisdiction. Except as otherwise provided in the Operating Agreement, with respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located in the State of Connecticut, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

18. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. Electronic Execution and Delivery. A digital reproduction, portable document format ("**.pdf**") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

24. Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Agreement to be false or incorrect.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Red Planet Resorts LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited